					Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2013	2012	2011	2010	2009

Net Income	$62,236	$58,241	$52,889	$43,925		$39,195

Income Taxes, Net	34,833	33,711	34,281	29,678		27,104

Fixed Charges*	20,724	18,897	20,034	18,010		16,764

Capitalized Interest	(8,174)	(6,470)	(1,112)	(369)		(322)

Total Available for Coverage	$109,619	$104,379	$106,092	$91,244	$	$82,741

Total Available	5.3x	5.5x	5.3x	5.1x		4.9x
Fixed Charges

* Fixed charges consist of interest charges (rentals are not material).